Mail Stop 6010

      December 7, 2005




Mr. Duane D. Deaner
Chief Financial Officer
Environmental Tectonics Corporation
County Line Industrial Park
Southampton, Pennsylvania 18966

	RE:	Environmental Tectonics Corporation
		Form 10-K/A for the fiscal year ended February 5, 2005
		Filed May 26, 2005
		File No. 1-10655

Dear Mr. Deaner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A for the period ending February 25, 2005

Management Discussion and Analysis, page 2

Liquidity and Capital Resources, page 12
1. Revise future filings to define the financial ratios and minimum net worth levels required in your financial covenants. Explain what would happen if you were unable to obtain a waiver or an amendment from your lender on reasonable terms and the kind of interest rate increases that could be imposed.

Balance Sheet, page 19

2. We note on page 23 of your footnotes that all the remaining claims revenue may not be received during fiscal year 2006. Please tell us why none of you accounts receivables are classified as non-current assets on your balance sheet. Explain the classification for all periods presented.

Statement of Operations, page 20

3. We note on page 12 of your MD&A that interest expense includes insurance proceeds for a stolen simulator. Generally, we would expect to see insurance proceeds for the loss of an operating asset to be recorded in operations. Please tell us why the current classification as an offset to interest expense is appropriate. Also, explain where these proceeds are recorded in your statement of cash flows.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.


								Sincerely,



								Angela J. Crane
								Accounting Branch Chief

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Duane D. Deaner
Environmental Tectonics Corporation
December 7, 2005
Page 3